SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549

FORM 11-K

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-17932

INTERLAND 401K SAVINGS PLAN
(Effective January 1, 2002, the Plan is called the Interland, Inc. 401k Plan)
(Full Title of Plan)

INTERLAND, INC.
303 Peachtree Center Avenue, Suite 500
Atlanta, Georgia 30303
(Name of issuer of the securities held pursuant to
the Plan and the address of its principal executive office)

Interland 401(k) Savings Plan
(formerly the Micron Electronics, Inc.
Retirement at Micron “RAM” Plan)
Financial Statements and Supplemental Schedules December 31, 2002 and 2001

Interland 401(k) Savings Plan
(formerly the Micron Electronics, Inc. Retirement at Micron “RAM” Plan)
December 31, 2002 and 2001
Contents

Page(s)
Report of Independent Auditors	1
Statements of Net Assets Available for Benefits As of December 31, 2002 and 2001	2
Statement of Changes in Net Assets Available for Benefits For the year ended December 31, 2002	3
Notes to Financial Statements	4-11
Supplemental Schedule
Schedule I — Form 5500 – Schedule H – Line 4i Schedule of Assets Held for Investment Purposes at End of Year	12
Schedule II -Form 5500 – Schedule of Nonexempt Transactions For the Year Ended December 31, 2002	13

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Advisory Committee of the

Interland 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Interland 401(k) Savings Plan (formerly the Micron Electronics, Inc. Retirement at Micron “RAM” Plan) (the “Plan”) as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at the End of the Year and the Schedule of Non-Exempt Transactions are presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 3, 2003

Interland 401(k) Savings Plan
(formerly the Micron Electronics, Inc. Retirement at Micron “RAM” Plan)
Statements of Net Assets Available for Benefits
As of December 31, 2002 and 2001

	2002	2001

Assets
Investments, at fair value	$21,895,407	$29,604,259
Participants loans	259,170	256,568

Total investments and participant loans	22,154,577	29,860,827
Contributions receivable Participant	137,004	80,021
Employer	37,047	127,240

Total receivables	174,051	207,261

Total assets and net assets available for benefits	$22,328,628	$30,068,088

The accompanying notes are an integral part of these financial statements.

Interland 401(k) Savings Plan
(formerly the Micron Electronics, Inc. Retirement at Micron “RAM” Plan)
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2002

Contributions
Participants	$1,228,064
Employer	192,456

Total contributions	1,420,520

Investment loss
Net depreciation in fair value of investments	(5,565,310)
Dividends and interest	354,419

Total investment loss	(5,210,891)

Distributions to participants	(5,191,454)
Administrative expenses	(58,037)
Transfers in (Note 4)	1,300,402

Decrease in net assets available for benefits	(7,739,460)
Net assets available for benefits:
Beginning of year	30,068,088

End of year	$22,328,628

The accompanying notes are an integral part of these financial statements.

1.	Description of Plan

The following is a brief description of the Interland, Inc. (the Employer) Interland 401(k) Savings Plan (the Plan) and provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan covers eligible employees on the first day of their employment (Participants).

On May 31, 2001, Micron Electronics, Inc. sold its PC Division to Gores Technology Group (“Gores”), a privately held international acquisition and management company. As a result, approximately 1,160 employees were terminated from Micron Electronics, Inc. and transferred to Gores. In addition, Micron Electronics, Inc. announced on May 31 and March 23, 2001 the termination of approximately 250 and 430 employees respectively from its PC Division. On April 5, 2001, Micron Electronics, Inc. sold its semiconductor refurbishing division (“Spectek”) to Micron Electronics, Inc.’s parent, Micron Technology, Inc., (“MTI”). Approximately 550 employees were terminated and transferred to MTI in connection with the sale. On August 6, 2001, Micron Electronics, Inc. completed the acquisition of Interland, Inc. (“Interland”), a Georgia corporation which provides business-class web hosting solutions for small and medium businesses, with Interland surviving as a wholly owned subsidiary of the Micron Electronics, Inc. (the Merger). Simultaneously with the Merger, Micron Electronics, Inc. changed its name to Interland, Inc. and changed its Nasdaq stock symbol to INLD effective August 7, 2001. At that time, the Plan changed its stock fund investment option from the MEI stock fund to the Interland stock fund. On January 1, 2002, the Employer merged the net assets of the legacy Interland 401(k) Plan into the MEI “RAM” Plan and changed the name to the Interland 401(k) Savings Plan.

Due to the significant amount of involuntary terminations related to Spectek and the PC Division during 2001, the Plan Administrator determined that the Plan experienced a “partial plan termination” under the IRC. As a result, all nonvested amounts in these affected participant accounts were fully vested.

Contributions

•	Employee — Participants may elect to defer from 1% to 15% of their earnings through payroll deductions subject to Internal Revenue Code limitations. Such contributions are remitted by the Employer to the Plan. The Plan was amended in 2002 to increase the deferral amount to 25% beginning July 1, 2002.

•	Rollover — At the discretion of the Plan Administrative Committee, Participants may transfer balances from other qualified plans or conduit IRA accounts to the Plan. Rollover contributions are grouped with employee contributions in the Statement of Changes in Net Assets Available for Benefits.

Interland 401(k) Savings Plan
(formerly the Micron Electronics, Inc. Retirement at Micron “RAM” Plan)
Notes to Financial Statements
December 31, 2002 and 2001

•	Employer Matching — Effective January 1, 2000, the Employer matching was amended, whereas the Employer, at the discretion of the Board of Directors, may contribute to the Plan an amount that is equal to 100% of a Participant’s pre-tax contributions up to a maximum of the greater of dollar for dollar on the first four percent of compensation, up to $8,000, for each pay date or $1,500 per plan year. As a result of the amendment, the Employer may be required to contribute additional amounts to the Plan to ensure that Participants still employed at the end of the Plan year receive the matching amount that is equal to the greater of the first four percent each pay date or $1,500. The Plan has recorded in the Statement of Net Assets Available for Benefits as of December 31, 2002 and 2001, an additional employer contribution receivable of $107,047 and $79,575, respectively. In 2002, this receivable was reduced by $70,000 of forfeitures as allowed by the Plan. These amounts are included in the total employer contributions receivable of $37,047 and $127,240 at December 31, 2002 and 2001, respectively.

Also, effective January 1, 2000, the Plan was amended, whereas the Employer matching contribution may be made in Employer common stock. If the contribution is made in Employer common stock, the participant may reallocate those funds at any time to other investment options of the Plan. During 2002 and 2001, all employer matching contributions were made in cash. Matching contributions are allocated to the Participant’s account when received by the Trustee.

•	Employer Discretionary — The Employer, at the Board of Directors’ discretion, may contribute additional amounts to the Plan, which are allocated to Participant accounts on the last day of the Plan year based on a percentage of the Participants’ earnings. The Participant must be employed by the Employer on the last day of the Plan year and meet certain other eligibility requirements in order to be eligible for such employer contributions. No additional amounts were contributed for Plan Year 2002 or 2001.

Participant Accounts

The Plan provides for two separate accounts for each Participant (combined, the Participant Account):

•	An Employee Account in which Participant contributions and rollover contributions are accumulated and allocated among the selected investment funds, and

•	An Employer Account in which the Employer’s contributions are accumulated and allocated among the selected investment funds.

In addition, the Participant’s Account is credited with an allocation of Plan earnings and expenses based on the relative account balance and investment fund election. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Administrative Expenses

The administrative expenses of the Plan, although generally paid for by the Employer, may, at the Employer’s discretion, be paid by the Plan. During 2002, $58,037 in administrative expenses was paid by the Plan.

Interland 401(k) Savings Plan
(formerly the Micron Electronics, Inc. Retirement at Micron “RAM” Plan)
Notes to Financial Statements
December 31, 2002 and 2001

Vesting

Participants are, at all times, fully vested in their Employee Account balance and all earnings on Participant Accounts. Participants are 100% vested in Employer contributions allocated to Participant Accounts prior to September 1, 1995. Employer contributions allocated to Participant Accounts for Participants of the Plan with at least three years of credited service as of September 1, 1995, are, at all times, 100% vested. Prior to January 1, 2000, Employer contributions allocated to Participant Accounts for all other Participants vest over a five-year period based upon their years of service with the Employer as follows:

Vesting
Years of Service	Percentage
2	25%
3	50%
4	75%
5	100%

Participants are 100% vested in all Employer matching contributions allocated to the Participant Accounts on or after January 1, 2000. Employer discretionary contributions allocated to Participant accounts on or after January 1, 2000 continue to vest over a five-year period based on the vesting schedule above.

In the event a Participant that is a current employee of the Employer retires, becomes disabled or dies while participating in the Plan, his or her Participant Account becomes fully vested.

Payment of Benefits

A Participant’s vested benefits are generally payable upon reaching retirement age, separation from service with the Employer, disability or death. Participants may apply for an in-service withdrawal of their vested Participant Account if they are over 591/2 years of age. Participants younger than 591/2 may withdraw a portion of their Employee Account if they show an immediate financial hardship. All benefits are payable in a lump sum distribution.

Plan Termination

The Employer has the right under the Plan, subject to the provisions of ERISA as amended, to discontinue contributions to the Plan and to terminate the Plan. In the event of Plan termination, all Participants will become fully vested in all accounts maintained for their benefit. There is no current intent to terminate the Plan.

Forfeitures

Participants who terminate employment with the Employer prior to becoming fully vested in their Employer Account are entitled to a distribution of their vested Participant Account balance. The Participant’s nonvested Employer Account balance is forfeited. Under certain circumstances, a portion of the forfeited amount will be restored to a Participant’s Account if the Participant is later re-employed. As allowed by the Plan, forfeitures in the amount of $620,764 were used to reduce 2002 Employer contributions of $813,220. At December 31, 2002 and 2001, the Plan had

Interland 401(k) Savings Plan
(formerly the Micron Electronics, Inc. Retirement at Micron “RAM” Plan)
Notes to Financial Statements
December 31, 2002 and 2001

$523,867 and $886,810, respectively, of forfeitures available to reduce Employer contributions in future periods.

Investments

At December 31, 2002, Participants may designate the investment of their Employee and Employer Accounts in one percent increments among the following investment options:

•	Fidelity Magellan Fund — a diversified growth mutual fund.

•	Fidelity Equity-Income Fund — a growth and income mutual fund.

•	Fidelity Retirement Money Market Fund — a money market mutual fund.

•	Fidelity Blue Chip Growth Fund — a growth mutual fund.

•	Spartan U.S. Equity Index Portfolio Fund — a growth and income mutual fund.

•	AF EuroPacific Growth Fund — a growth mutual fund that invests internationally.

•	MSIFT Fixed Income Fund (A) — an income bond mutual fund.

•	INVESCO Total Return Fund — a balanced/asset allocation mutual fund.

•	Alger Midcap Growth I – a long-term growth mutual fund.

•	Fidelity Low PR Stock – a growth mutual fund.

•	Fidelity Dividend Growth – a growth mutual fund.

•	Interland Stock Fund— a unitized employer stock fund comprised of Interland, Inc. common stock and a short-term interest bearing cash account which provides liquidity for daily trading.

Participant Loan Fund

The Plan allows Participants to borrow against their vested account balances. The minimum amount that may be borrowed is $1,000. Loans are limited to 50% of the Participant’s vested account balance, with a maximum outstanding loan balance of $50,000. The Participant loans are collateralized by the balance in the Participant’s account and the interest rate is equal to the prime rate on the date the loan is requested. All loans must be repaid within five years.

     At December 31, 2002, $134,873 of participant loans were in default.

Interland 401(k) Savings Plan
(formerly the Micron Electronics, Inc. Retirement at Micron “RAM” Plan)
Notes to Financial Statements
December 31, 2002 and 2001

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared in accordance with accounting principles generally accepted in the United States using the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in mutual funds are stated at fair value based on quoted market prices. The Interland Stock Fund is stated at fair value which is based on the value of the underlying common stock obtained through a quoted market price, combined with the amount in the short-term interest bearing cash account which approximates fair value due to its short-term nature. Participant loans are valued at their outstanding principal and accrued interest balances which approximates fair value. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on a settlement date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in interest rates, market conditions and credit in the near term would materially affect the values of such investments.

Interland 401(k) Savings Plan

(formerly the Micron Electronics, Inc. Retirement at Micron “RAM” Plan)
Notes to Financial Statements
December 31, 2002 and 2001

3.     Investments

      Plan investments include the following:

	December 31,

	2002	2001

Fidelity Magellan Fund*
78,070 and 92,998 shares, respectively	$6,164,423	$9,692,237
Fidelity Equity-Income Fund*
67,873 and 78,668 shares, respectively	2,692,523	3,836,641
Fidelity Retirement Money Market Fund*
3,055,455 and 3,322,029 shares, respectively	3,055,455	3,322,030
Fidelity Blue Chip Growth Fund*
100,131 and 101,849 shares, respectively	3,198,178	4,373,407
Spartan U.S. Equity Index Portfolio Fund*
57,243 and 62,643 shares, respectively	1,783,104	2,545,820
AF EuroPacific Growth Fund*
62,259 and 70,206 shares, respectively	1,430,100	1,886,431
MFS Research Fund A
0 and 44,376 shares respectively	—	834,275
MSIFT Fixed Income Fund (A)*
141,424 and 116,083 shares, respectively	1,629,202	1,348,884
INVESCO Total Return Fund
16,275 and 12,835 shares, respectively	340,141	320,999
Alger Midcap Growth I
4,652 and 0 shares, respectively	48,805	—
Fidelity Low PR Stock
4,635 and 0 shares, respectively	116,665	—
Fidelity Dividend Growth
25,890 and 0 shares, respectively	577,867
Interland, Inc. Stock Fund
669,812 and 117,954 shares, respectively	858,944	1,443,535

	$21,895,407	$29,604,259

* Represents 5 percent or more of Plan assets in 2002 or 2001.

Interland 401(k) Savings Plan
(formerly the Micron Electronics, Inc. Retirement at Micron “RAM” Plan)
Notes to Financial Statements
December 31, 2002 and 2001

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Registered Investment Companies (Mutual Funds)	$5,094,248
Interland Stock Fund	471,062

Net depreciation in fair value of investments	$5,565,310

4.	Transfers In

In 2002, the plan name was changed from the Retirement at Micron “RAM” Plan to the Interland 401(k) Savings Plan, and approximately $1.3 million of assets from the legacy Interland 401(k) Plan were transferred into the Plan as of January 1, 2002.

5.	Non Exempt Transactions

The Company has identified $47,997 of certain 2002 participant contributions that were not remitted to the Plan within the time allowed under Department of Labor Regulations. These contributions were subsequently remitted to the Plan.

6.	Income Tax Status

The Plan obtained a determination letter on May 5, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since requesting that determination letter. However, the Advisory Committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

In 2002, Participant deferrals totaling approximately $6,000 in excess of the 2002 Internal Revenue Code limitation were made. The majority of these amounts were repaid to the affected Participants as of April 15, 2003, in accordance with section 402(g) of the Internal Revenue Code. The Company has elected to self-correct under the Employee Plan Compliance Resolution System, an amnesty program sponsored by the Internal Revenue Service. The remainder of the excess deferrals will be remitted to the affected Participants by December 31, 2003.

7.	Parties-in-Interest

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company is the Trustee as defined by the Plan, therefore, investment transactions between Fidelity Investments and the Plan qualify as party-in-interest transactions.

Interland 401(k) Savings Plan
(formerly the Micron Electronics, Inc. Retirement at Micron “RAM” Plan)
Notes to Financial Statements
December 31, 2002 and 2001

8.	Subsequent Events

During 2003, approximately $193,000 of net assets from the Communitech 401(k) Plan were merged into the Interland 401(k) Savings Plan.

Interland 401(K) Savings Plan

(formerly the Micron Electronics, Inc. Retirement at Micron “RAM” Plan)
EIN 41-1404301/PN 35537
Schedule of Assets Held for Investment Purposes at End of Year
Schedule I Form 5500 — Schedule H — Line 4i

Year ended December 31, 2002	Schedule I

(a)	(b)	(c)		(e)
	Identity of Issuer, Borrower, Lessor	Description of Investment Including Maturity	(d)	Current
	or Similar Party	Date, interest Rate, Collateral, Par or Maturity Value	Cost	Value

*	Fidelity Magellan Fund	Stock and Bond Fund	**	$6,164,423
*	Fidelity Equity-Income Fund	Stock and Bond Fund	**	2,692,523
*	Fidelity Retirement Money Market Fund	Money Market Fund	**	3,055,455
*	Fidelity Blue chip Growth Fund	Stock Fund	**	3,198,178
*	Interland, Inc.	Common Stock	**	858,944
	Spartan U.S. Equity Index Portfolio Fund	Stock Fund	**	1,783,104
	MSIFT Fixed Income Fund(A)	Bond Fund	**	1,629,202
	AF EuroPacific Growth Fund	Stock Fund	**	1,430,100
	INVESCO Total Return Fund	Stock and Bond Fund	**	340,141
	Alger Midcap Growth I	Stock Fund	**	48,805
*	Fidelity Low PR Stock	Stock Fund	**	116,665
*	Fidelity Dividend Growth	Stock Fund	**	577,867
*	Participant Loans	6%-9.50%	0	259,170

				$22,154,577

  * Known party-in-interest

**	In accordance with 29 CFR 2520.103-11(d), cost information has been omitted as all assets are participant directed.

INTERLAND 401(k) SAVINGS PLAN

(formerly the Micron Electronics, Inc. Retirement at Micron “RAM” Plan)
EIN 41-1404301/PN 35537
Schedule II — Form 5500 — Schedule of Nonexempt Transactions

For the Year Ended December 31, 2002	Schedule II

		Description of
		Transaction
		Including Maturity
	Relationship to	Date Rate of				Expenses			Net Gain
	Plan, Employer	Interest, Collateral				Incurred in		Current	(Loss) on
Identity of	or Other Party-	Par or Maturity	Purchase	Selling	Lease	Connection with	Cost of	Value	Each
Party Involved	in-Interest	Date	Price	Price	Rental	Transaction	Assets	of Assets	Transaction

Interland, Inc.	Plan Sponsor	Employee contributions not timely remitted to the Plan, contributions due September 20, 2002 remitted September 25, 2002	$—	$—	$—	$—	$—	$22,888	$—

Interland, Inc.	Plan Sponsor	Employee contributions not timely remitted to the Plan, contributions due September 20, 2002 remitted October 23, 2002	$—	$—	$—	$—	$—	$6,681	$—

Interland, Inc.	Plan Sponsor	Employee contributions not timely remitted to the Plan, contributions due September 20, 2002 remitted October 29, 2002	$—	$—	$—	$—	$—	$3,029	$—

Interland, Inc.	Plan Sponsor	Employee contributions not timely remitted to the Plan, contributions due January 21, 2003 remitted February 5, 2003	$—	$—	$—	$—	$—	$8,555	$—

Interland, Inc.	Plan Sponsor	Employee contributions not timely remitted to the Plan, contributions due December 20, 2002 remitted February 5, 2003	$—	$—	$—	$—	$—	$6,844	$—

SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Amended and Restated Interland, Inc. Interland 401k Savings Plan Committee duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

DATE:	July 27, 2002	INTERLAND 401K SAVINGS PLAN
/s/ Sid Ferrales

Sid Ferrales Senior Vice President and Chief Resource Officer Interland, Inc. Member of Amended and Restated Interland, Inc. Interland 401k Savings Plan Committee